

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 11, 2011

Stanley A. Hirschman
1420 Presidential Drive
Richardson, TX 75081-2439

> **Re: Optex Systems Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 14, 2011**
> **File No. 333-173502**

Dear Mr. Hirschman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Forepart of Registration Statement

1.   We note your references to "selling stockholders" in the forepart of your registration statement and in the second paragraph under your fee table. It appears from the disclosure in your prospectus, however, that you intend to conduct a direct primary offering. Please revise your registration statement to make clear, and be consistent with, the offering you intend to register.

2.   It appears that the securities to be sold in your direct primary offering are to be offered at a fixed price and not based upon fluctuating market prices. If true, it is not appropriate to calculate the registration fee based on Securities Act Rule 457(c). Please revise accordingly.

Prospectus Cover Page

3.   Please disclose the information required by Item 501(b)(3) of Regulation S-K on
the cover page of your prospectus. If you are offering your shares on a
minimum/maximum basis, please disclose in an appropriate location in your
prospectus summary whether the funds raised in this offering will be held in trust
or in an escrow account pending the closing of your offering and when the
offering will close.

Prospectus Summary, page 5

4.   The disclosure in your prospectus summary should be a balanced presentation of
your business and prospects. Expand your disclosure to briefly describe some of
the challenges you face and the risks presented to your investors.

With regard to the above comment, we note as examples only the following
disclosures located elsewhere in your prospectus:

- the disclosure in the first risk factor on page 7 that you anticipate that you will
have to raise additional funding in the future to service your debt and finance
your future working capital needs;

- the disclosure in the first risk factor on page 11 that two customers represent
84% of your gross revenue;

- the disclosure in the first two risk factors on page 13 that Sileas Corporation is
owned by three of your officers and that Sileas Corporation owns 90% of your
outstanding Series A preferred shares and the effect such ownership may have
on corporate governance and change of control matters; and

- the disclosure in the last paragraph on page 22 regarding the expected decline
in periscope deliveries by 25% to 30% in 2011.

The Offering, page 6

5.   We note your disclosure that the exercise price of the warrants will be reduced for
a period of 30 days to $.01 per share and that pursuant to the terms of your
Series A preferred shares that the conversion price of the preferred shares will be
permanently decreased from $.15 per share to $.01 per share to the extent that you
sell any common stock under this offering at $.01 per share. Given these
reductions, please disclose the number of common shares that the holders of your
warrants and Series A preferred stock would be entitled to receive under the pre-
offering exercise and conversion prices and the number of shares of common
stock they will be entitled to received at the reduced exercise and conversion

prices of $.01 per share assuming full exercise of the warrants and full conversion of the Series A preferred shares. Quantify the dilution to be experienced by your common stockholders that result from the decreases in the exercise price of your warrants and the conversion price of your Series A preferred shares. Include disclosure that the dilution to your common stockholders could have a material adverse effect upon the price at which your shares are quoted.

6.   We note your disclosure in the last paragraph on page 6 that your Series A preferred shareholders waived the right to receive existing and future dividends. With a view towards revised disclosure, including any required disclosure in accordance with Item 404 of Regulation S-K, please tell us whether your Series A preferred shareholders received any consideration for waiving their rights to receive such dividends. Also, please tell us where you filed such waiver as an exhibit to your registration statement.

7.   We note that you will offer your warrant holders the right to exercise their warrants at a reduced price for a period of 30 days following the date of effectiveness of this registration statement. Please advise us as to how you intend to comply with Rule 13e-4. See the Heritage Entertainment No-Action Letter (May 11, 1987) which states our view that where an issuer materially reduces the exercise price of outstanding warrants for a specified period during the remaining term of the warrants, the issuer would be required to comply with Rule 13e-4.

If Sileas is unable to meet its obligations under the purchase money note, page 13

8.   Please expand this risk factor to disclose when the promissory note is due. Also, disclose, as of the most recent practicable date, the market value of your securities held by Sileas.

Security Ownership of Certain Beneficial Owners and Management, page 58

9.   Please expand the table in this section to disclose the holdings of each beneficial owner mentioned in the table assuming full conversion of the Series A preferred shares into common shares at a conversion price of $.01 per share.

Plan of Distribution, page 62

10.   We note your disclosure that you may offer your securities through auctions. Please reconcile this disclosure with the disclosure in your prospectus summary that the shares will be offered at a fixed price.

11.   With a view towards revised disclosure, please tell us how you would issue the shares being offered as a dividend or distribution.

Exhibit 5.1

12.   In view of Exchange Act Rule 14c-2(b) that requires your information statement be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken, please tell us whether you intend to file an updated legality opinion prior to your request that your registration statement be declared effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax): Jolie G. Kahn, Esq.